Item 77I Deutsche CROCI(r) International Fund
(a series of Deutsche International Fund, Inc.)

Class R6 shares for Deutsche CROCI (r) International
Fund (formerly Deutsche International Fund and prior to that, DWS International Fund) became effective on December 1, 2014. Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee. There is no account maintenance fee, minimum initial investment and no minimum additional investment for purchases of Class R6 shares.






Q:\Shared\Financial Reporting\Deam\Production\2015\02.2015\N-
SAR\N-SAR Backup\Deutsche International Trust\Exhibit 77I
International - New Class R6 CROCI International.Docx